Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 15, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of

Carmustine for Injection, USP in the U.S. Market”

This is for your information.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd.

DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	Investor relationS	Media relationS
	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's Laboratories announces the launch of
Carmustine for Injection, USP in the U.S. Market

Hyderabad, India, October 15, 2021	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. October 15, 2021 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Carmustine for Injection, USP, a therapeutic equivalent generic version of BiCNU® (carmustine for injection) approved by the U.S. Food and Drug Administration (USFDA).

The BiCNU® brand and generic market had U.S. sales of approximately $19.4 million MAT for the most recent twelve months ending in August 2021 according to IQVIA Health*.

Dr. Reddy’s Carmustine for Injection, USP is a lyophilized powder available as a package which includes a single-dose vial containing 100 mg Carmustine USP and a vial containing 3 mL sterile diluent.

Please click here for full prescribing information including boxed warning: https://www.drreddys.com/media/1019198/carmustine-for-inj-leaflet.pdf

WARNING: MYELOSUPPRESSION and PULMONARY TOXICITY

Myelosuppression

Carmustine causes suppression of marrow function (including thrombocytopenia and leukopenia), which may contribute to bleeding and overwhelming infections. [see Warnings and Precautions (5.1) and Adverse Reactions (6)]. Monitor blood counts weekly for at least 6 weeks after each dose. Adjust dosage based on nadir blood counts from the prior dose [see Dosage and Administration (2.1)].

Do not administer a repeat course of Carmustine until blood counts recover.

Pulmonary Toxicity

Carmustine causes dose-related pulmonary toxicity. Patients receiving greater than 1400 mg/m2 cumulative dose are at significantly higher risk than those receiving less. Delayed pulmonary toxicity can occur years after treatment, and can result in death, particularly in patients treated in childhood [see Adverse Reactions (6) and Use in Specific Populations (8.4)].

BiCNU is a trademark owned or licensed by Heritage Pharmaceuticals Inc. d/b/a Avet Pharmaceuticals Inc. *IQVIA Retail and Non-Retail MAT June 2021 RDY-0821-368

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.